Exhibit 99.1

MIND C.T.I. LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of MIND C.T.I. Ltd. (the "Company") will be held on May 6, 2025, at 3:00 P.M. (Israel time), at the offices of the Company, 2 HaCarmel Street, Yoqneam Ilit 2066724, Israel, for the following purposes:

(i)
to re-appoint Fahn Kanne & Co. Grant Thornton Israel as the Company’s independent auditor until the close of the following Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to approve an amended D&O Compensation Policy;

(iii)	to re-elect Ms. Monica Iancu as a Class I director of the Company until the close of 2028 Annual General Meeting of Shareholders of the Company;

(iv)	to ratify the compensation of our new chief executive officer;

(v)	to approve the terms of D&O insurance; and

(vi)	to discuss the Company’s audited financial statements for the year ended December 31, 2024.

Shareholders of record at the close of business on April 1, 2025 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person, subject to applicable health guidelines.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. All proxies must be received at least 72 hours prior to time fixed for the Meeting.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Shareholders.

Dated: March 25, 2025	By Order of the Board of Directors, Ariel Glassner Chief Executive Officer

MIND C.T.I. LTD.
2 HaCarmel Street
Yoqneam Ilit 2066724, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of MIND C.T.I. Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2025 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment or postponements thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held May 6, 2025, at 03:00 P.M. (Israel time), at the offices of the Company, 2 HaCarmel Street, Yoqneam Ilit 2066724, Israel.

The agenda of the Meeting shall be as follows:

(i)
to re-appoint Fahn Kanne & Co Grant Thornton Israel, as the Company’s independent auditor until the close of the following Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to approve an amended D&O Compensation Policy;

(iii)	to re-elect Ms. Monica Iancu as a Class I director of the Company until the close of 2028 Annual General Meeting of Shareholders of the Company;

(iv)	to ratify the compensation of our new chief executive officer;

(v)	to approve the terms of D&O insurance; and

(vi)	to discuss the Company's audited financial statements for the year ended December 31, 2024.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and timely delivered, will be voted in favor of all the matters to be presented at the Meeting, as described above. All proxies must be received at least 72 hours prior to the time fixed for the Meeting.

On all matters to be considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. "Broker non-votes" are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on "routine" matters. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted with respect to non-routine matters on the agenda of the Meeting, unless you provide voting instructions by way of your proxy card.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on April 1, 2025 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about April 6, 2025 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

On March 1, 2025, the Company had 20,366,326 outstanding Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding the Ordinary Shares conferring in the aggregate at least 25% of the outstanding Ordinary Shares, present in person or by proxy or written ballot, will constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place. At such adjourned meeting, any two shareholders shall constitute a quorum.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 1, 2025, unless otherwise specified, by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned	Percentage of Ordinary Shares(1)
Monica Iancu	3,121,527 (2)	15.3%
Mordechai Rapaport	1,325,000 (3)	6.5%
Morgan Stanley and affiliates	1,091,018 (4)	5.4%
 _________________________
(1)	Based on 20,366,326 ordinary shares outstanding as of March 1, 2025.
(2)	Based on a Schedule 13G/A filed with the SEC on January 29, 2024.
(3)	Based on a Schedule 13G filed with the SEC on February 3, 2025. Substantially all of these shares are held by A-6684 Ltd. and other entities under the control of Mr. Rapaport.
(4)	Based on a Schedule 13G/A filed with the SEC on February 8, 2024.

EXECUTIVE COMPENSATION

For information relating to the compensation of our five most highly compensated officers with respect to the year ended December 31, 2024, please see "Item 6. Directors, Senior Management and Employees – B. Compensation of Directors and Executive Officers – Summary Compensation Table" in our annual report on Form 20-F for the year ended December 31, 2024.

ITEM 1 – APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to re-approve the appointment of Fahn Kanne & Co. Grant Thornton Israel ("Fahn Kanne"), a member firm within Grant Thornton, as our independent registered public accounting firm until our next Annual General Meeting. The appointment of Fahn Kanne was recommended by our Audit Committee and by our Board of Directors on March 4, 2025. Fahn Kanne is independent of the Company.

Under the Israeli Companies Law, 5759–1999 (the "Companies Law"), the shareholders of the Company are authorized to appoint the Company’s independent auditor and to authorize the Board of Directors to determine its remuneration. The Company’s Board of Directors has authorized its Audit Committee to determine the Auditor’s remuneration for audit and non-audit services, as contemplated by the Sarbanes-Oxley Act of 2002.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that Fahn Kanne & Co. Grant Thornton Israel., be, and it hereby is, re-appointed as the independent auditors of the Company until the close of the Company’s next Annual General Meeting, and that the Board of Directors of the Company be authorized to determine the auditor's remuneration or to delegate the Audit Committee thereof to do so."

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

 ITEM 2 – TO APPROVE AN AMENDED D&O COMPENSATION POLICY

Pursuant to the Companies Law, we are required to adopt a policy governing the compensation of our officers and directors. Our current compensation policy (the "Compensation Policy") was filed with the Securities and Exchange Commission on April 16, 2019, as an annex to our annual proxy statement and can be accessed here:
https://www.sec.gov/Archives/edgar/data/1119083/000117891319001146/exhibit_99-1.htm.

In general, according to the Companies Law, a compensation policy is required to be recommended for approval by the Compensation Committee, followed by the approval of the Board of Directors and finally by the shareholders of the Company (by a special majority). The compensation policy must be reviewed from time to time by the Compensation Committee and the Board, in order to consider its adequacy, and must be reapproved in accordance with the abovementioned approval process at least once every three years.

Our Compensation Committee and Board of Directors recommend reapproving the existing Compensation Policy, with amendments to the section relating to the potential claw-back of performance-based compensation based on financial parameters of the Company in the event of a subsequent accounting restatement. The amendments are meant to reconcile the Compensation Policy with the claw-back policy adopted by our Compensation Committee and Board of Directors in compliance to a Nasdaq requirement that became effective in 2023 by, among other things, increasing the look-back period from two years to three years. Accordingly, it is proposed that the section regarding claw-back of compensation will read as follows:

2.3.11. Claw Back. Officers shall be required to repay the Company any excess payments made to them which were based on the Company’s performance if such payments were paid based on erroneous financial statements of the Company, provided that a restatement to the Company's financial statements was made within three years following such falsely based payment. To the extent required by applicable stock exchange rules, the Compensation Committee and Board of Directors shall adopt a more detailed claw-back policy that complies with such rules. In the event of any contradiction between this section and such claw-back policy, such claw-back policy shall govern.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to re-approve the existing Compensation Policy, with the amendment thereto set forth in the Proxy Statement."

Adoption of this proposal requires the affirmative vote of a majority of Ordinary Shares present at the meeting, in person, by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least the majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the matter; or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders or interested parties does not exceed two percent of the total voting rights in the Company.

The Company does not have a controlling shareholder, but our officers and directors are deemed to have a personal interest in this proposal. Under the Companies Law, a "personal interest" of a shareholder: (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO; and (ii) excludes an interest arising solely from the ownership of the Company's shares. To avoid confusion, in the form of proxy card, we refer to such a personal interest as a "personal benefit or other interest".

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is a controlling shareholder or has a personal interest in the proposed resolution. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT a controlling shareholder and does not have a personal interest in the proposed resolution. If you are a controlling shareholder or do have a personal interest in the matters, please notify the Company accordingly by phone: +972-4-993-6666, fax: +972-4-993-7776 and/or email: investor@mindcti.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then notify the Company on your behalf.

According to the Companies Law, even if the shareholders do not approve the Compensation Policy, the Compensation Committee and the Board of Directors may thereafter approve the Compensation Policy, provided that they have determined based on detailed reasoning and a re-evaluation of the Compensation Policy, that the Compensation Policy is in the best interests of the Company despite the opposition of the shareholders.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3 – TO APPROVE THE RE-ELECTION OF MS. MONICA IANCU AS A CLASS I
DIRECTOR OF THE COMPANY UNTIL THE CLOSE OF 2028 ANNUAL GENERAL
MEETING OF SHAREHOLDERS OF THE COMPANY

Under the Company’s Articles of Association, our Board of Directors (excluding our External Directors) is divided into three classes of directors designated as Class I, Class II and Class III, which are differentiated by the dates of expiration of the terms of office of their respective directors.

Ms. Monica Iancu is a member of Class I of the Board of Directors, and her term of office will expire at the Meeting. If Ms. Monica Iancu is re-elected, her term of office will expire at the Company’s 2028 Annual General Meeting of shareholders.

Ms. Iancu founded the Company in 1995 and served as its President and Chief Executive Officer since inception until November 2024 and now serves as its Chairperson of the Board. Ms. Iancu holds a B.Sc. degree in Computer Science and a Master of Sciences Degree in Computer Sciences (Telecommunications) from the Technion, Israel Institute of Technology.

On March 4, 2025, the Company's Audit Committee (acting in its capacity as our Nominating Committee) and Board of Directors resolved to recommend that our shareholders re-elect Ms. Monica Iancu as a Class I Director for an additional term until the Company's Annual General Meeting to be convened in 2028. The reasons underlying this resolution include Monica's leadership towards sustained profitability over the past two decades, her intimate knowledge of the Company and its industry, her understanding of both the business and financial aspects of the Company and her expertise with Board practices and corporate governance. The Company’s Audit Committee and Board of Directors believe that Ms. Iancu's re-election as a Director is in the best interest of the Company.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to re-elect Ms. Iancu as a Class I director of the Company to serve until the Annual General Meeting to be convened in 2028."

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4 – TO RATIFY THE COMPENSATION OF
OUR CHIEF EXECUTIVE OFFICER

In August 2024, in accordance with regulations promulgated under the Israeli Companies Law, our Compensation Committee and Board of Directors approved the compensation of Ariel Glassner to serve as our chief executive officer, effective November 1, 2024, subject to ratification by our shareholders at the Meeting.

Mr. Glassner’s annual base salary is $240,000. Mr. Glassner’s annual bonus will be 5% of the Company’s net profit if the annual net profit is over 70% of the target defined in the previously approved budget, subject to a maximum bonus of $240,000. In addition, the Compensation Committee and Board of Directors may grant an annual bonus of up to two monthly base salaries, based on their discretion.  Mr. Glassner is also entitled to receive customary employee benefits, indemnification and exemption from liability and liability insurance coverage. In addition, Mr. Glassner was granted options to purchase 200,000 ordinary shares under our 2011 Share Incentive Plan, with vesting over a period of four years. Any questions in interpretation of the foregoing terms and conditions will be finally determined by the Company’s Compensation Committee and its Board.

Mr. Glassner brings over 25 years of leadership experience, and his career includes CEO roles at startup companies during the last five years. Mr. Glassner shaped his expertise in telco solutions during his 15-year tenure at Amdocs, leading the implementation of complex solutions for major telecommunication operators. He played a pivotal role in driving revenues and overseeing transactions and is also a graduate of the Amdocs Excellent Leaders program. Mr. Glassner holds a B.A. degree in Economics and Business and a Master's degree in Political Science from Bar Ilan University.

Under the Israeli Companies Law, the terms of compensation of our chief executive officer require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders, in that order. Each of our Compensation Committee and Board found that the proposed compensation terms comply with the Company’s D&O Compensation Policy, and the Compensation Committee recommended, and our Board approved, these compensation terms, subject to ratification by our shareholders at the Meeting.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to ratify the compensation of Mr. Ariel Glassner, Chief Executive Officer, as described in the Proxy Statement."

Adoption of this proposal requires the affirmative vote of a majority of Ordinary Shares present at the meeting, in person, by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least the majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the matter; or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders or interested parties does not exceed two percent of the total voting rights in the Company.

The Company does not have a controlling shareholder. Under the Companies Law, a "personal interest" of a shareholder: (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO; and (ii) excludes an interest arising solely from the ownership of the Company's shares. To avoid confusion, in the form of proxy card, we refer to such a personal interest as a "personal benefit or other interest".

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is a controlling shareholder or has a personal interest in the proposed resolution. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT a controlling shareholder and does not have a personal interest in the proposed resolution. If you are a controlling shareholder or do have a personal interest in the matters, please notify the Company accordingly by phone: +972-4-993-6666, fax: +972-4-993-7776 and/or email: investor@mindcti.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then notify the Company on your behalf.

According to the Companies Law, even if the shareholders do not approve the compensation of the chief executive officer, the Compensation Committee and the Board of Directors may thereafter approve the compensation, provided that they have determined based on detailed reasoning and a re-evaluation of the compensation, that the compensation is in the best interests of the Company despite the opposition of the shareholders.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 5 – TO APPROVE OF D&O INSURANCE

We have agreed to indemnify our officers and directors for certain liabilities arising out of their acts or omissions committed in their capacity as such. Therefore, we believe that it is in the best interests of the Company to limit our exposure by purchasing D&O liability insurance to cover our officers and directors. In addition, without D&O insurance it would be difficult to attract and retain highly qualified officers and directors.

The Companies Law and our Articles of Association authorize us to enter into a contract to insure the liability of an officer or director by reason of acts or omissions committed in his or her capacity as an officer or director, except in certain specified circumstances. Under the Companies Law, the terms of insurance covering directors require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders, in that order. Each of our Compensation Committee and Board found that the proposed insurance terms comply with the Company’s D&O Compensation Policy, and the Compensation Committee recommended, and our Board approved, these insurance terms, subject to approval by our shareholders at the Meeting.

At the Meeting, our shareholders will be asked to approve the purchase, from time to time, of liability insurance covering our directors who may serve from time to time in the amount of up to $5 million per claim and in the aggregate for the term of the policy, for an annual premium of up to $150,000, subject to increase of the premium by up to 10% per year.

If our shareholders approve a D&O Compensation Policy that permits the purchase of D&O insurance, then the framework for such set forth therein will apply.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to approve the purchase of liability insurance by the Company, from time to time, covering the directors of the Company who may serve from time to time, on the terms set forth in the Proxy Statement."

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 5 - FINANCIAL STATEMENTS

The Company has filed its audited financial statements for the year ended December 31, 2024 (the "Financial Statements") in its annual report on Form 20-F, which has been filed with the Securities and Exchange Commission on March 18, 2025. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement.

The Financial Statements were approved by the Board of Directors as required by the Companies Law. The Company will hold a discussion with respect to the Financial Statements at the Meeting. This item will not involve a vote of the shareholders.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. If any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Dated: March 25, 2025

By Order of the Board of Directors, Ariel Glassner Chief Executive Officer